Exhibit 99.1

SKY SOLAR HOLDINGS, LTD.
 (Incorporated in the Cayman Islands with limited liability)

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING
to Be Held on 28 July, 2017
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (“EGM”) of Sky Solar Holdings, Ltd. (the “Company”) which was adjourned on 19 June, 2017 (the “Original EGM”) will, as determined by the chairman of the EGM, be reconvened and held at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China on 28 July, 2017 at 10:00 a.m., local time, and at any adjourned or postponed meeting thereof, for the purposes of considering the business as stated in the notice of EGM dated 6 June, 2017 (as amended by supplemental notices dated 7 June, 2017 and 6 July, 2017).

By Order of the Board
Sky Solar Holdings, Ltd.
Hao Wu
Chairman

18 July, 2017

Notes:

1.                           Any member entitled to attend and vote at the adjourned EGM is entitled to appoint one or more proxies to attend and vote in his/her stead in accordance with the articles of association of the Company.  A proxy need not be a member of the Company.

2.                           Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.                           The form of proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China, not less than 48 hours before the time for holding the adjourned EGM, and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the adjourned EGM (or any adjournment thereof) should they so desire.